United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: May 21, 2024		Director of Investor Relations

MINUTES OF THE VALE S.A. ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETINGS HELD COMBINED ON APRIL 26, 2024.

PUBLICLY-HELD COMPANY
CNPJ: 33.592.510/0001-54
NIRE (Company Registration) 33.300.019.766

01 - PLACE, DATE AND TIME:

Pursuant to item I, Paragraph 2 of Article 5 of CVM Resolution No. 81/2022 ("Resolution 81"), the Annual and Extraordinary General Meetings ("Meetings") were held combined and digitally, via Zoom, on April 26, 2024, at 10:00 a.m., and are deemed to have been held at the Vale S.A. ("Vale" or "Company") headquarters.

02 - CHAIR AND SECRETARY:

Chair: Mr. Luiz Antonio de Sampaio Campos, indicated in accordance with Art. 9, §1 of the Bylaws.
Secretary: Ms. Maria Isabel dos Santos Vieira.

03 - ATTENDANCE AND QUORUM:

The Annual Shareholders' Meeting was attended by shareholders representing 78,78% of the Company's share capital, and the Extraordinary Shareholders' Meeting by shareholders representing 79,01% of the Company's share capital, according to (i) the analytical maps prepared by the bookkeeping agent and by the Company itself, pursuant to Article 48, I and II, of Resolution 81, including shareholders who exercised their right to participate and vote remotely, and (ii) the list of shareholders participating via the Zoom digital platform; thus sufficient quorum was confirmed for the installation of the Meetings.

Also present were Messrs. Gustavo Duarte Pimenta, Vale's Executive Vice President of Finance and Investor Relations, Patrício Marques Roche, representative of PricewaterhouseCoopers Auditores Independentes ("PwC"), in accordance with Paragraph 1, Article 134 of Law 6.404/76, Augusto Navarro, representative of Macso Legate Auditores Independentes, the specialist company that carried out the valuation of Florestas Rio Doce S.A., and Messrs. Márcio de Souza, Chairman of the Fiscal Council, pursuant to Article 164 of Law 6.404/76, Manuel Lino Silvia de Sousa Oliveira, Member of the Audit and Risk Committee , and Fabricio Stallone, representative of EY Auditores Independentes ("EY"),

hired by the Company to issue a limited assurance report on the procedures for receiving, recording and counting the votes received by the Company in election of the members of the Fiscal Council.

04 – DIGITAL PLATFORM REQUIREMENTS:

The Zoom platform meets the requirements of Art. 28, §1 of Resolution 81. Prior to the Meetings, the Chair informed the Shareholders of all the necessary procedures for exercising their rights to participate, voice their opinions and vote via the platform during the Meetings.

Shareholders who participated via Zoom previously authorized the Company to use any information contained in the recording of the Meetings for all legal purposes.

05 – CALL:

The Meetings were regularly called through publication of the Call Notice on March 11, 12 and 13, 2024 in the Valor Econômico (Rio de Janeiro), on all dates on page E2, as well as simultaneous publication on its website, with the following Agenda:

1. Annual Shareholders' Meeting

1.1 Appreciation of the management report and accounts and examination, discussion and voting on the financial statements for the fiscal year ending December 31, 2023;
1.2 Proposal for the allocation of the result for fiscal year 2023;
1.3 Election of the Fiscal Council members;
1.4 Setting the global annual compensation for directors and members of the Fiscal Council for the year 2024.

2. Extraordinary Shareholders' Meeting

2.1 Pursuant to articles 224 and 225 of Law No. 6,404/76, to approve the Filing and Justification for the merger of Florestas Rio Doce S.A. ("FRD"), a wholly owned subsidiary of Vale;
2.2 To ratify the appointment of Macso Legate Auditores Independentes ("Macso"), the specialist company hired to prepare the valuation report of the FRD;
2.3 Approve the valuation report prepared by Macso; and,
2.4 To approve the merger, without a capital increase and without the issue of new shares, of FRD by Vale.

All the documents required by Law 6.404/76 and the rules of the Securities and Exchange Commission of Brazil ("CVM") applicable to the matters on the Agenda, were made available to the Company's shareholders on the Company's investor relations website and through the CVM's IPE System upon publication of the Call Notice.

6 - READING OF DOCUMENTS:

In compliance with the provisions of Article 45, paragraph 2, of Resolution 81, in the opening of the meeting the consolidated synthetic voting map released to the market on April 25, 2024 was presented, and the results of each resolution were projected to the Shareholders. Furthermore, for the sake of transparency and with the authorization of the representative of the depositary institution of the *American Depositary Receipts* representing Company-issued shares ("ADRs"), the Chair also projected a map depicting the indication of both the votes cast via remote voting ballots and the total votes sent to the Company by the depositary institution of the ADRs.

The following documents relating to the matters to be addressed at the Assembly were made available: **(i)** publications of the Call Notice; **(ii)** Management Report and Financial Statements for the fiscal year ended December 31, 2023, including the Consolidated Financial Statements, the PwC External Audit Report, published in the Valor Econômico (Rio de Janeiro), pages E3 to E7 , on March 1st, 2024; **(iii)** Proposal for the Allocation of Result; **(iv)** Participation Manual and Management Proposal, disclosed on March 08, 2024 and restated on April 1st, 2024, containing information about the Meetings, including: (iv.a) information about the candidates for members of the Fiscal Council nominated by shareholders, pursuant to items 7.3 to 7.6 of the Reference Form; (iv.b) the Management Comments on Vale's financial situation, pursuant to item 2 of the Reference Form; (iv.c) the Management Compensation, pursuant to item 8 of the Reference Form; (iv.d) the Filing and Justification for the Merger of Florestas Rio Doce S.A. ("FRD") by Vale; (iv.e) the Proposal for the service of Macso Legate Auditores Independentes to elaborate the Valution Report of FRD; (v.f) the Valution Report of FRD; (iv.g) the information about the transaction, in the terms of the Annex I of CVM's Resolution n. 81; (iv.h) the information about the evaluators, in the terms of the Annex L of CVM's Resolution n. 81; **(v)** Opinions of the Fiscal Council, the Audit and Risk Committee and the Board of Directors on the Management Report and the Financial Statements for the year ended December 31, 2023; **(vi)** Extract of the Minutes of the Board of Directors' Meeting held on March 8, 2024, and **(vii)** Opinions of the Board of Directors and Fiscal Council on the allocation of the Company result and the proposal of the merger of FRD into Vale.

Therefore, the reading of these already public documents was waived by unanimous decision of the shareholders present.

07 - RESOLUTIONS:

7.1 Based on favorable opinions reported by Vale's Fiscal Council, Audit Committee and Board of Directors, to approve, by majority vote, without amendments or reservations, the Management Report and the Financial Statements, as well as the Report from External Auditors PwC Auditores Independentes, for the year ended December 31, 2 023.

> A total of 2.336.226.017 votes in favor, 54.298.128 votes against, and 978.354.507 abstentions (including the abstentions of the Federal Government, Banco Alfa de Investimento S.A. and those legally barred from voting) were counted, and the written votes received by the Chair have been attached and are an integral part of these minutes.

7.2 To approve, by majority vote, the allocation of the result for the year ending December 31, 2023, with favorable opinions reported by the Board of Directors and the Fiscal Council, pursuant to the Management Proposal.

> There were 2.651.986.239 votes in favor, 796.396 votes against, and 716.096.017 abstentions (including the abstentions of the Federal Government and Banco Alfa de Investimento S.A.).

7.3 To elect the following members to compose the Company's Fiscal Council, with a term of office lasting until the Annual Shareholders' Meeting to be held in 2025.

> 7.7.1 In a separate election, by the sole holder of Company-issued Golden Shares, pursuant to the provisions of Article 5, Paragraph 4 of the Bylaws., pursuant to the set forth in §4 of the Article 5 of the Bylaws, Mr. **DARIO CARNEVALLI DURIGAN**, Brazilian, married, lawyer, bearer of identity card no. 29.186.576-8 issued by SSP/SP, CPF no. 330.672.408-47, with business address at Esplanada dos Ministérios, Ed. Sede do Ministério da Fazenda, Block "P", Main Building, 4th floor – Brasília/DF; and **RAFAEL REZENDE BRIGOLINI**, Brazilian, married, graduated in Economics, bearer of identity card no. 3155713 issued by SSP/DF, CPF no. 055.693.306-07, with business address at Esplanada dos Ministérios Bloco P (Ministry of Economy), 2nd floor, Brasília/DF, were elected as full and alternate members, respectively.
>
> 7.7.2 In a majority election process:

(i) Mr. **MÁRCIO DE SOUZA**, Brazilian, married, banker, bearer of identity card no. 059812974 issued by IFP/RJ, CPF number 844.274.347-20, with business address at Praia de Botafogo 501, 4th floor, in the City of Rio de Janeiro/RJ; and Ms. **ANA MARIA LOUREIRO RECART**, Brazilian, married, lawyer, bearer of identity card no. 2408002 issued by SSP/DF, and CPF no. 261.320.138/06, with business address at Rua Alice de Castro 67, apto 131, in the City and State of São Paulo, were elected as full and alternate members, respectively.

There were 2.188.180.389 votes for.

(ii) Mr. **PAULO CLOVIS AYRES FILHO**, Brazilian, married, banker, bearer of RG identity card no. 7956062, CPF number 049.925.178-46, with address at Avenida Borges de Medeiros, n. 3407, apto 102, Lagoa, in the City of Rio de Janeiro/RJ; and Mr. **GUILHERME JOSÉ DE VASCONCELOS CERQUEIRA**, Brazilian, married, engineer, bearer of RG identity card no. 58754896, CPF number 919.801.277-00, with address at Rua Canário, 500, apto. 71, in the City of São Paulo/SP, as full and alternate members, respectively.

There were 2.234.283.402 votes for.

(iii) Mr. **RAPHAEL MANHÃES MARTINS**, Brazilian, single, lawyer, bearer of identity card no. 147187 issued by OAB/RJ, CPF number 096.952.607-56, with business address at Araújo Porto Alegre Street, n. 32, office 1102, Downtown, in the City of Rio de Janeiro/RJ; and Ms. **JANDARACI FERREIRA DE ARAUJO**, Brazilian, single, business administrator, bearer of identity card no. 39242458-7 issued by SSP/SP, CPF no. 730.397.645-00, resident and domiciled at Avenida da Invernada 432, apto 93, in the City of São Paulo/SP, as full and alternate members, respectively.

There were 2.312.371.093 votes for.

(iv) Ms. **HELOÍSA BELOTTI BEDICKS**, Brazilian, married, economist, bearer of identity card no. 8394969 issued by SSP/SP, CPF no. 048.601.198-43, with business address at Alameda dos Anapurus 883, apto 141, in the City of São Paulo/SP; and Ms. **ADRIANA DE ANDRADE SOLÉ**, Brazilian, widow, engineer, bearer of identity card nr. 777.552, CPF number 378.627.316-20, with residential address at Rua São Domingos do Prata 510, in the city of Belo Horizonte/MG, as full and alternate members, respectively.

There were 2.180.956.230 votes for.

The investiture of the candidates elected to the Fiscal Council is subject to the signature of the respective instruments of investiture and other legally required documents.

It was documented by the Chair that the election of the members of the Fiscal Council, was overseen by EY Auditores Independentes, responsible for the preparation of a limited assurance report on the procedures for receiving, registering and counting the votes received.

7.4 To approve, by majority vote, setting the overall annual compensation for the Vale directors, members of the Executive Committee, members of Advisory Committees and of the Fiscal Council, for the fiscal year 2024, at up to 223,051,847.87 (two hundred and twenty-three million, fifty-one thousand, eight hundred and forty-seven reais, and eighty-seven cents), without charges, in the terms described in Annex IV of the Management Proposal to this Meeting, to be individualized by the Vale Board of Directors, as well as determination of the monthly remuneration of each Fiscal Council member in office to the amount corresponding to at least 10% (ten percent) of the fixed compensation that, on average, is attributed monthly to each member of the Executive Committee, excluding benefits, representation fees and shares in the profits. In addition to the remuneration set forth herein, the Fiscal Council members in office shall be entitled to reimbursement of travel and accommodation expenses necessary to perform their duties, it being understood that alternate members will only be compensated in the cases when they effectively exercise the position of full member by virtue of vacancy, impediment, or absence of the respective full member.

There were 2.596.343.138 votes in favor, 9.438.353 votes against, and 763.097.161 abstentions (including the abstentions of the Federal Government and of Banco Alfa de Investimento S.A.), being right that the vote in writing received by the Chair was attached and form an integral part of these minutes.

7.5 To approve, by majority vote, pursuant to articles 224 and 225 of Law No. 6,404/76, the Filing and Justification for merger of Florestas Rio Doce S.A., a wholly owned subsidiary of Vale.

There were 2.621.047.927 votes in favor, 793.078 votes against, and 756.623.065 abstentions (including the abstentions of the Federal Government and of Banco Alfa de Investimento S.A.).

7.6 To approve, by majority vote, the ratification of appointment of Macso Legate Auditores Independentes ("Macso"), the specialized company appointed to proceed the valuation of Florestas Rio Doce S.A.

There were 2.619.519.335 votes in favor, 756.704.908 votes against, and 2.239.827 abstentions (including the abstention of the Federal Government and of Banco Alfa de Investimento S.A.).

7.7 To approve, by majority vote, the Valuation Report of Florestas Rio Doce S.A. prepared by Macso;

There were 2.619.441.241 votes in favor, 2.183.959 votes against, and 756.838.870 abstentions (including the abstention of the Federal Government and of Banco Alfa de Investimento S.A.).

7.8 To approve, by majority vote, the merger, without a capital increase or change in Vale's share capital, of of Florestas Rio Doce S.A. into Vale.

There were 2.621.033.731 votes in favor, 912.751 votes against, and 756.517.588 abstentions (including the abstention of the Federal Government and of Banco Alfa de Investimento S.A.).

08 – TRANSCRIPTION AND PUBLICATION OF THE MINUTES:

The Shareholders who participated via Zoom are considered to have signed these minutes and the Shareholder Attendance Book, and their registration in the minutes was made by the Chair and Secretary of the Meeting, all pursuant to Article 47, §1 and §2 of Resolution 81. Under the terms of Article 9, §2 of the Bylaws, these minutes are drawn up as a summary of the resolutions made and will be published excluding the signatures of the participating Shareholders.

09 - CLOSING:

With no further matters to discuss, the Chair drew the meeting to a close for the minutes to be drafted, which were duly signed by the Meeting Chair and Secretary, pursuant to Article 47, §1 and §2 of Resolution 81.

I certify that the minutes are a faithful copy of the original drawn up in the proper book.

Rio de Janeiro, April, 26, 2024.

Maria Isabel dos Santos Vieira
Secretary

VOTE MANIFESTATION OF THE FUNDS MANAGED BY JGP GESTÃO DE RECURSOS LTDA., PRESENTED AT THE AGM OF VALE S.A., HELD ON APRIL 26, 2024

As activist shareholders of the Company, we understand that it is extremely important to implement a remuneration policy aligned with the long-term value creation strategy, covering its various areas of activity.

At last year's AGOE we had already raised the point described below and we continue to position ourselves in the same direction.

Without a doubt, we highlight the advances made by the Company over the last few years in terms of compensation linked to ESG criteria, having reached a percentage that stands out when compared to other companies in the sector, such as the inclusion of ESG goals for the CEO.

However, we believe that the Company is in a position of sufficient maturity to implement even more assertive goals, linked to the full delivery of repairs related to the Mariana and Brumadinho accidents, which constitutes a topic of high ESG materiality.

It is our understanding that the issue continues to act as a detractor of value for the Company, and therefore its prompt resolution should be of common interest among controlling and minority shareholders.

Therefore, we suggest the inclusion of the Comprehensive Reparation of Mariana and Brumadinho in the goals of directors with a strategic position at Vale, such as CEO, COO and CFO, as an addition to the current model.

We understand that the measure would be an important step to further reinforce executives' alignment with the resolution of the aforementioned situation, which has been ongoing since 2015 and 2019, respectively.

Ordinary General Meeting of Shareholders of Vale S.A. 2024

Voting Declaration

Agenda Item I

1.1 Appreciation of the management report and accounts and examination, discussion and voting on the Financial Statements, referring to the fiscal year ended December 31, 2023.

Rejection Vote.

I vote for the rejection of the management report and the financial statements for the fiscal year 2023, because these documents manipulate relevant data and present untrue information.

Justification:

The 2023 Management Report shows a notorious sophistication in the appropriation of relevant concepts and narratives for today's society, highlighting the energy transition and climate change, while minimizing all the complexity of the irreversible damages caused by the company's operations.

The term "event" is used to refer to the United Nations Climate Change Conference, the Vale Day, and the rupture of the Brumadinho tailing dam on January 25th, 2019. On this fateful day, the negligence, the corruption, and the greed forever marked the Company's reputation: Vale S.A. and more than a dozen of its employees are indicted for qualified intentional homicide, for each of the 270 victims, in addition to environmental crimes. The criminal investigations revealed full irresponsibility regarding the risk management at different levels of the company's governance. In the financial performance balance sheets, the dam collapse in Córrego do Feijão is designated as the "Brumadinho event," which is an offense to the thousands of people who had their lives shattered by this tragedy, which, as we all know, could have been prevented.

Brumadinho Reparation Agreement

Below, I repeat again the question presented at the Ordinary General Meeting (OGM) of Shareholders, on April 30th, 2020, which still remains unanswered:

When will the company, and its subsidiary MBR, officially present the Paraopeba Complex Closure Plan, demanded by the communities as a fundamental measure for the preservation of life, health, water security, food production, ecotourism, and preservation of the remaining Atlantic Forest areas and species in the region? Or does Vale still intend to operate in Brumadinho, in the same place of the dam collapse tragedy, even after everything that happened?

Water Security and Tailings Dams

The 2023 Management Report informs that Vale is aware that their "operations impact, above all, the land use and vegetation composition, as well as the watercourses". Also, it is stated that the 2030 Water Target considered a water stress assessment in the hydrographic basins where mining operations are established.

Considering the climate emergency situation, in which scientific forecasts indicate significant changes in rainfall patterns at the South-eastern region of Brazil and a significant groundwater reduction at the central region of Minas Gerais (according to NASA studies), the company's report superficially addresses the water problem in the Ferriferous-Aquifer Quadrilateral Area (FAQA). There is no data presented regarding the impacts of mining operations on aquifers, on the recharge areas and on the water balance in terms of water availability for other uses.

Important to remember that this territory with about 5 million inhabitants, faced two tailings dam collapses occurred in 2015 and 2019, and now there are:

- 2 Vale tailings dams at emergency level 3 (Forquilha III/Ouro Preto and Sul Superior/Barão de Cocais);
- 4 tailing dams at emergency level 2 (Forquilha I/Ouro Preto, Forquilha II/Ouro Preto, Grupo/Ouro Preto, and Xingu/Mariana);
- and 18 dams with a negative Stability Analysis: Forquilha I (Ouro Preto), Forquilha II (Ouro Preto), Forquilha III (Ouro Preto), Sul Superior (Barão de Cocais), B3/B4 (Nova Lima), 6 (Nova Lima), Doutor (Ouro Preto), Pontal (Itabira), Campo Grande (Mariana), Xingu (Mariana), Doutor (Ouro Preto), 7ª (Nova Lima), Vargem Grande (Nova Lima), Dicão Leste (Mariana), Maravilhas II (Itabirito), B (Nova Lima), Norte/Laranjeiras (Barão de Cocais), 5/Mutuca (Nova Lima), and Área IX (Ouro Preto).

The water sources that supply Belo Horizonte and its Metropolitan Region are located at the top of the Paraopeba river basin and at the top of the Velhas river basin. The tailings dam collapse in Córrego do Feijão has already destroyed COPASA's water intake, which has not yet been replaced. Both basins, Paraopeba and Velhas, are at a "high" or "critical" water stress situation with a serious risk of water shortage. If there is a new collapse/overflow/breach in one of the dozens tailings dams existing in this territory, most belonging to Vale, a water collapse like never seen before may likely occur.

Ignoring this evident water insecurity context, Vale resumed the licensing process and started, in 2023, the disclosure of the new Apollo Project, in the Serra do Gandarela. The mining company disregarded its own Environmental Impact Study (2009), which indicates "interference with water access for the Metropolitan Region of Belo Horizonte" due to the forecast of lowering groundwater levels, changes in water availability, water springs drying, and waterfall impairment.

The 2023 Management Report informs that Vale is part of the group of companies that have committed to the early-adoption of the Taskforce on Nature-related Financial Disclosure (TNFD) recommendations, an initiative aimed at creating guidelines for corporate risk assessment on biodiversity and natural capital to be included in their financial reports.

Also, Vale reports a forest target of 500 thousand hectares to be recovered and protected beyond the Company's borders by 2030. The company states that it has protected and restored 177 thousand hectares since 2020, from which 165 thousand hectares in partnership with conservation units and a Reduced Emissions from Deforestation and Forest Degradation (REDD+) project. Considering that these conservation units are established by the Brazilian Government, under special administration regimes and legally protected, only 12 thousand hectares were actually protected by Vale since 2020.

The operations in Minas Gerais mining complexes together with the 113 tailings dams in the Southeast and South Systems have caused the deforestation of thousands of hectares of the Atlantic Forest biome (a global hotspot), and this data is not presented by Vale. The total area of Atlantic Forest suppressed by the company and the list of fauna and flora endangered or endemic species that existed in these areas are unknown. According to the Atlantic Forest Foundation and the National Institute of Space Research (INPE), between 2014 and 2015 only, 7,702 hectares of vegetation were destroyed. The same study states that the main cause of forest loss in Minas Gerais state is the mining operations.

Regarding the 12 thousand hectares protected by Vale outside Conservation Units between 2020 and 2023, what is the percentage in Minas Gerais? Does that percentage meet Vale's objectives of "having nature as an essential part of governance, management, and decision-making" and "strengthening biodiversity management"? What is the total Atlantic Forest area already suppressed in Vale's operations in the state?

Between 2020 and 2023, Vale formalized the licensing processes for the Apollo Project (Serra do Gandarela) and Serra da Serpentina Project, areas of exceptional environmental value. For these projects is planned a suppression of 5,060 (five thousand and sixty) hectares of Atlantic Forest vegetation in total.

Risk Management and Due Diligence

The Serra da Serpentina project foresees the construction of an ore pipeline and impacts in 11 municipalities of the Santo Antônio and Piracicaba river basins, in the Doce River basin. During the second semester of 2023, this project was archived at Vale's request for complementation of the impact studies. The Environmental Impact Study presented by Vale in the licensing process had serious omissions, falsification of information, and no consultation process with the indigenous communities, disrespecting the ILO Convention 169, which led to strong civil society pressure, especially from quilombola communities represented by their leadership at the last Vale's Ordinary General Meeting in 2023.

In February 2024, Vale published a 'Material Fact'[2] note in which publicised the agreement signed with the mining company 'Anglo American' to acquire a 15% equity stake and to establish a partnership consisting of the 'Anglo American Minério de Ferro Brasil S.A.', the company that currently owns the Minas-Rio complex and Vale's mineral resources in Serra da Serpentina. After this communication, Vale created an environment of doubts and uncertainties within the local population worried about the resumption of the project, behaving again without transparency or any community consultation/ information disclosure.

Hence, there are several questions that need to be answered by Vale:
i) Does Vale plan to continue with the Serra da Serpentina Project, transferring the impact studies, license, and operation procedures to the Anglo American?
ii) Will the "Minas-Rio" logistical structures from Anglo American be used? Which ones?
iii) Has Vale conducted a risk analysis on the synergistic effects of "Minas-Rio" associated with the Serra da Serpentina Project, especially regarding the water security of the region and impacts on dozens of traditional communities?
iv) Were Vale's stakeholders and shareholders informed about the history of serious environmental and human rights violations and operational risks of the Anglo American's plant, tailings dam, and ore pipeline?
v) What is the importance of the Santo Antônio river basin for the recovery of the Doce river, affected by the rupture of the Fundão dam?

In Minas Gerais, It has been observed that the Company is operating via what communities and organizations call "mini-mines," a term also used in documents from the Administrative Council for Economic Defense (CADE) of the Brazilian government in the Concentration Act No. 08700.007101/2018-63, from the applicants Vale S.A. and Ferrous Resources Limited. These "mini-mines" work like this: Vale establishes contracts with third parties to carry out ore extraction and ore processing in areas whose mining rights belong to the Company itself.
How is risk management in these cases?
Is there financial provision to cover "events" (tragedies, disasters, crimes) in these mini-mines in case Vale is legally charged since it holds the mining rights?

The 2023 Management Report informs that 100% of the mining operations in Brazil (active, suspended, and in de-characterization) completed their first cycle of human rights due diligence (HRDD), performed by independent third parties based on the United Nations Guiding Principles on Business and Human Rights.
Who are these independent third parties?
Did they talk to 100% of the communities affected by the company's operations?
What is the scope of hiring these third parties?
With what methodology was this work carried out?
What were the conclusions reached and why were they not published?

The statement about due diligence actions in 100% of operations in Brazil remind us of Vale's former president, Mr. Fábio Schvartsman, statement after the rupture of the Fundão dam and before the dam rupture in Brumadinho that "all dams are impeccable." Once again, for the market and for society, the company affirms that everything is 100% perfect, however, if all dams were really impeccable as Mr. Fábio claimed, B1 would not have collapsed, causing immeasurable losses, damages, and pain for thousands of people in the Paraopeba river basin.

How will all the facts and data presented above be evaluated within Vale's ESG Commitments and Due Diligence?
Who will conduct this analysis?
What will be done with the results?
What are the repercussions for the Company's credibility?

Intensification of conflicts "in the name of the climate"

The international community working for climate justice defines as 'False Solution' "any initiative, project, or proposal that claims to advance the protection of the planet and its inhabitants with formulas that include deceits, technical fallacies, supposed technological innovation, and a discourse addressing climate change with consumption and accumulation of wealth as we know it. The greatest risk is not the deception and confusion that is generated, but the fact that, in addition to being useless, they cause greater damage to the planet and make the real efforts of the peoples to overcome the multiple crises that have caused us invisible."[3]

Vale is a company with large greenhouse gas emissions. According to the Corporate Climate Responsibility Monitor report, Vale is the largest carbon emitter in the world, among the 25 large companies analyzed from various productive sectors. In 2021, Vale's global emissions of carbon dioxide equivalent reached 505.3 million tons of CO_2.

Despite the narrative and advertising effort to convey the fallacious idea that Vale protects the environment, the truth is becoming increasingly evident every day. Therefore, it was not surprising to learn that the mining company wants to be "carbon neutral" by 2050, focusing on scopes 1 and 2 (of the GHG Protocol), which represent only 2% of its total emissions. However, 98% of its emissions (495 million tons of CO_2) are from scope 3 (indirect emissions from the entire value chain), whose emission reduction target is only 15% by 2035.

"We cannot identify significant measures to address the company's main emission sources and its goal may be misleading," says the report from the New Climate Institute and Carbon Market Watch. This is because carbon neutrality measures do not necessarily imply a reduction in gas emissions, but mainly compensation, such as the use of carbon credits. In practice, this works as a license to continue polluting, without promoting real decarbonization.

Financial Risk for Shareholders

Although Vale acknowledges in its reports the existence of several controversies and lawsuits, the company's resistance to honouring its commitments with ongoing reparations processes and, especially, with the affected populations whose rights have been violated, is notorious. This refusal generates unpredictability and brings uncertainties for shareholders and, again, for Vale's victims. The company urgently needs to correct its attitude regarding the problems arising from its operations.

Conclusion

Given the above and what I see daily as a resident of Minas Gerais, neighbour of the Jangada and Córrego do Feijão mines from the Paraopeba Complex, in Brumadinho, I declare with conviction that:

i) Vale is not transparent in its operations and reports;

ii) there is a clear unwillingness from the company to accept the demands presented by the affected population and by legal institutions;

iii) the company blatantly violates treaties and commitments made with the Brazilian Securities and Exchange Commission (CVM), stock exchanges, financing agencies and banks, and international organizations;
iv) the continuity of operations and the implementation of new mines in the Quadrilátero Ferrífero-Aquífero must be carefully evaluated from the perspective of financial risk management. It is important to consider that in this territory there are already tailings dams with the presence of thousands of people in Self-Salvation Zones, in addition to the permanent risk to the water security of about 5 million inhabitants of the Metropolitan Region of Belo Horizonte.

Thus, Vale S.A. remains unviable as a company, especially in Minas Gerais, where it is responsible for two tailings dam ruptures (2015 and 2019), indicted for the homicide of 270 human beings, with serious financial losses to cover reparations, compensations, and fines, in addition to the dam de-characterization due to the permanent risk they pose to territories, populations, and nature.

Finally, I request that this voting declaration be duly numbered, authenticated, and filed, IN FULL (in Portuguese and English), with the minutes of this assembly, as provided for in the Corporations Law (Law No. 6.404/1976), article 130, §1o., "a" and "b".

Brumadinho, April 17th, 2024.

Carolina de Moura Campos
Shareholder

[1] https://www.redebrasilatual.com.br/cidadania/vale-afetara-vida-de-51-comunidades-em-novo-empreendimento-diz-lideranca/
[2] https://www.fundamentus.com.br/fatos_relevantes.php?papel=vale3
[3] Mapa de Falsas Soluciones a la crisis climática (mapafalsassoluciones.com)
[4] https://observatoriodamineracao.com.br/meta-de-neutralidade-em-carbono-da-vale-nao-privilegia-98-das-emissoes-da-empresa/

Net debt and provisioning: liabilities related to Brumadinho reparations and dam safety management in the state of Minas Gerais.

I vote for the REJECTION of the management report and the financial statements for the fiscal year 2023, for the reasons presented below.

Considering the reference to the increased net debt of US$ 16.2 billion reported by Vale S.A. in the balance sheet found in the 2023 Management Report, the company mentioned that the increase of US$ 2.0 billion was motivated by the potential of the Global Reparation Settlement, agreed on February 2021 between the company, the Judicial Institutions, and the State of Minas Gerais[1], given its obligation to repair the socio-environmental damages caused by the dam rupture disaster at the Córrego do Feijão mine, in Brumadinho/MG. Furthermore, the report presented that the expenses budgeted for the reparation of disaster damages are forecasted to decline from 2026 onwards.[2]

Given the ongoing reparation processes due to the rupture of the dam at the Córrego do Feijão mine, located in the Paraopeba Complex from the Vale S.A. Southern System, namely, the collapse of dams B-I, B-IV, and B-IVA occurred on January 25th, 2019, the unpredictability of Vale S.A.'s expenses is explicit for various reasons, especially considering the judicial actions still pending a final decision, as well as the reparation actions carried out directly by the company on the long run, information omitted in the Report. For example, the ongoing risky operation, authorized by the Environmental Secretariat of the State of Minas Gerais (SEMAD), in 2019, to deposit more than 7 million cubic meters of ore tailings from the dam rupture disaster inside the Córrego do Feijão mine pit by Vale S.A. The issued license by SEMAD was suspended by decision of the National Mining Agency (ANM) in 2021, though the suspension was lift in September of the same year, without a fully complete environmental license and before a conclusive environmental impact study regarding the tailing's characterization presented by Vale S.A. as required in the Global Settlement Agreement. There is a confined aquifer below the mine pit, like artesian wells[3], therefore, this Vale S.A. operations have exacerbated the imminent risk for the communities of Tejuco (2km), Córrego do Feijão (2.8km), and the city of Mário Campos, a neighbouring city of Brumadinho. There

[1] For more information about the Global Redress Agreement: https://www.mg.gov.br/pro-brumadinho/pagina/entenda-o-acordo-judicial-de-reparacao-ao-rompimento-em-brumadinho

[2] Information on page 26 of the 2023 Management Report.

[3] https://www.cptnacional.org.br/publicacoes/noticias/conflitos-no-campo/5857-nota-publica-vale-joga-rejeito-do-crime-na-cava-da-mina-do-corrego-do-feijao-mg

is no transparency from the company regarding the risk of groundwater contamination, from the ore tailings deposits in the pit, and if this risk is proven, the Global Agreement requires that Vale S.A. must remediate its impacts and relocate the communities by resettlement. This possibility has direct consequences such as the cessation of agricultural production in several rural farms dependent on this water supply for their sustenance, causing immeasurable losses on the local economy due to the socio-environmental damages, which are damages subsequent to the Brumadinho dam collapse. The company's monitoring has been precarious, there is no public information about this operation or the disclosure of the risk assessments studies regarding public health and ecological impact produced by the EPA group.

Additionally, when budgeting expenses from the rupture of the tailings' dams B-1, B-IV, and B-IVA, Vale S.A. failed to account for the restitution of individual damages, an obligation not covered by the Global Agreement that dealt with collective damages. The Public Civil Action process no. 5071521-44.2019.8.13.0024, being processed in the 2nd Court of Public Finance and Autonomous Entities of the Municipality of Belo Horizonte, started on December 19th, 2023, the sentencing phase regarding the patrimonial and extra-patrimonial damages suffered by individuals affected by the dam rupture, which is Vale S.A.'s obligation to pay as a defendant in said judicial action. Furthermore, according to the reverse burden of proof, the company must prove when the damage was not their responsibility, based on experts' technical reports that are still being produced and will be presented during the judicial process. [4]

Therefore, both cases show that Vale S.A. failed to present the complete information to shareholders about the unpredictable results from the ongoing reparation processes due to the dam rupture at the Córrego do Feijão mine. The shareholders face pronounced future uncertainties, considering the costs and total expenses that can increase further the current large net debt, due to the potential risks of Vale's operations and the judicial decisions in which the company is a defendant.

Furthermore, as seen on page 27 of the 2023 Management Report, Vale S.A. mentions its ambition to achieve zero fatalities by improving dam safety management and eliminating dams at emergency level 3 by 2025. Also, the company states full conformance with the Global Industry Standard for Tailings Management (GISTM) for all tailings dams structures, and progress on the Upstream Dam De-characterization Program since 2019. This program had a total expenditure of R$8.1 billion between 2019 and 2023, and a program budget of the R$16.7

[4] https://guaicuy.org.br/nova-decisao-juiz-indenizacao-avanca/

billion in 2023. However, the company omits in the Report its reputational risk and accountability in cases of new dam collapses.

Vale S.A. became a defendant in Criminal Action no. 1003479-21.2023.4.06.3800, due to the indictment by the Public Ministry of the State of Minas Gerais for the collapse of the dams B-I, B-IV, and B-IVA, from the Córrego do Feijão mine, on January 25th, 2019, in which it stands accused of qualified intentional murder, for each of the 270 victims, as well as environmental crimes with 16 people indicted, from which 11 are employees of the company Tüv Süd.[5]

After the criminal case investigations, the Prosecution pointed out collusion between Vale S.A. and Tüv Süd, proving the issuance of a false stability declaration for dam B-I. Moreover, the company's objective was to conceal the dam instability to maintain its operations, omitting that information to workers during the safety simulations carried out by the company before the collapse. According to the case evidences, Vale S.A. was responsible for the collapse and it was aware that the emergency siren would not function nor giving workers enough time to save themselves. This information was only revealed on January 2023, after the criminal action referral to the 2nd Federal Criminal Court from the Federal Regional Court of the 6th Region.

Another source of insecurity for shareholders is the situation of the upstream dam Forquilha III[6], at the Fábrica mine, located on the border between the cities of Itabirito and Ouro Preto, in Minas Gerais, with 77 meters in height and holding 19.47 million cubic meters of tailings, classified as emergency level 3 according to ANM Resolution no. 95/2022.

On March 15th, 2024, Vale S.A. technicians detected an anomaly in one of the 131 drains of the Forquilha III dam. The consultancy company Aecom, hired by Vale S.A., issued a report on March 21st, recommending the suspension of the dam de-characterization operations until a complete diagnosis of the current situation since the anomaly was classified with a score of 10, the most severe possible[7]. It is public information that in case of rupture, the tailings will flow into the Mata-porcos Stream, towards Itabirito, passing through the city and reaching the Velhas River. If the tailings achieve the Velhas River, the mud will flow to the Bela Fama Water Treatment Plant (ETA), from Copasa, located at Honório Bicalho, district of Nova Lima, which supplies water to 2.4 million people in the Metropolitan Region of Belo Horizonte (MRBH) and 70% of the capital population. Bela Fama's water capture is done without

---

[5] Observatory of Criminal Actions on the tragedy in Brumadinho. Access at: https://obspenalbrumadinho.com.br/

[6] https://barragens.mpmg.mp.br/barragem-forquilha-iii/

[7] https://manuelzao.ufmg.br/barragem-da-vale-em-emergencia-apresenta-anomalia/

reservoirs; thus the river contamination could completely stop its operation. Considering the management of this complex, what will be the cost of a new disaster for Vale S.A.?

It should be noted that the company only notified the competent authorities about the anomaly on April 4th, 2024, but reported to the State Attorney of Minas Gerais that it had immediately notified the competent organs about the anomaly. The State Attorney of Minas Gerais, as the supervisory body for preventive actions and safety measures adopted by the company, has repeatedly stated that measures taken in this case are insufficient to prevent a new disaster. [8] Moreover, it issued the Recommendation no. 01/2024 for Vale S.A., in the Civil Inquiry no. MPe 04.16.0461.0069745/2024-58, on March 26th, 2024, because the company failed to comply with the article 17, XIV, of the Federal Law no. 12,334/2010 and article 12-A, VI, of the Federal Law no. 12,608/2012, stating the company is acting in bad faith and failing to inform the National Mining Agency and the State Foundation for the Environment, within 24 hours, after the identification of the anomaly in the dam.

Therefore, the company violated the principles of good faith and transparency, breaching the government legislation and the Commitment Agreement with the State Attorney of Minas Gerais[9]. The document recommends that Vale S.A. fulfils its duty to inform the interested population truthfully, timely, comprehensively, and in an accessible manner, about the risks and safety conditions of Forquilha III dam and other structures on the Fábrica mine.

Considering the reasons presented, it is concluded that Vale S.A. omitted information in the 2023 Management Report regarding the deadlines and provisions related to the fulfilment of its agreements. The lack of information in its balance sheet prevents shareholders from truly reflecting on the real long-term impacts. It is extremely relevant that the company reviews its annual provisions and completes with the data missing. The principle of transparency should be a core value in the company, especially regarding its risky operations and the potential damages from its operating mining complexes and reparation actions.

Finally, I request that this voting declaration to be duly numbered, authenticated, and filed with the minutes of this assembly, as states in the Law no. 6,404/1976 - Corporation Law, pursuant to article 130, "a" and "b", and that a written response to these considerations and inquiries do not exceed the deadline of 30 (thirty) consecutive days.

Shareholder

---

8 https://www.mpmg.mp.br/data/files/E5/72/CE/0C/5EEAE810314F44E8760849A8/Recomendacao%20Vale%20Forquilha%20III.pdf

VICTORIA TAGLIALEGNA SALLES:11006403639

Assinado de forma digital por VICTORIA TAGLIALEGNA SALLES:11006403639
Dados: 2024.04.19 15:48:53 -03'00'

Victória Taglialegna Salles

OAB/MG 177.163

CPF 110.064.036-39

GENERAL EXTRAORDINARY AND ORDINARY SHAREHOLDERS' MEETING OF VALE S.A. 2024
Rio de Janeiro, April 26, 2024.
Agenda Item: page 18, under the heading "Shared Value and Trust"

I vote to REJECT the 2023 Management Report.

I hereby declare my vote of NON-approval of the management report and financial statements for the fiscal year 2023 for the following reasons:

In the 2023 administrative report, Vale S.A. demonstrated some positive results, highlighting "measures taken to strengthen its commitment to respecting and promoting human rights in its operations." And that it has been investing in the training of direct and indirect employees required in the integration process following the company's policy. On page 18, under the heading "Shared Value and Trust," it highlights "firmly following our commitment to respect and promote human rights, 100% of Vale's operations in Brazil (active, suspended, and in decommissioning) completed their first cycle of Human Rights Due Diligence (HRDD) by the end of 2023." However, it does not provide detailed information on the methodology and content of its Human Rights training program or on its Due Diligence conclusion.
This statement raises some doubts, as there is information about communities and localities suffering from various socio-environmental violations caused by the operations of Vale and its partners. For example, the derailment and explosion of the fuel train on the Carajás Railroad in Alto Alegre do Pindaré, Maranhão, in November 2023 (https://justicanostrilhos.org/apos-descarrilar-trem-da-vale-pega-fogo-na-ferrovia-entre-as-cidades-de-tufilandia-e-alto-alegre-do-pindare-ma/ and https://g1.globo.com/ma/maranhao/noticia/2023/11/24/vale-e-multada-em-mais-de-r-250-milhoes-por-danos-ambientais-causados-por-incendio-em-trem-carregado-de-combustivel-no-ma.ghtml). This incident resulted in a fine of 250 million for the company. Situations like these demonstrate how the company's operations are unpredictable regarding accidents and safety, thus revealing that the company does not have a long-term plan to prevent damages. The absence of this plan generates more economic losses and damages the company's image. Additionally, there are other commitments of the company with other territories, such as the case of the Píquiá de Baixo neighborhood, in the municipality of Açailândia, Maranhão. Although Vale S.A. contributed value to resettlement works, there was no movement for the full repair of damages resulting from mining and steelmaking operations that have directly affected the neighborhood for decades, within the parameters established by the jurisprudence of the Inter-American Court of Human Rights, for damages caused to residents and the community. Furthermore, it is essential that the company continues to use its financial and political power to ensure the relocation of residents without burdening families and guaranteeing the community's desire to live a dignified life.

As outlined in the Guiding Principles on Business and Human Rights, principle No. 17 establishes Due Diligence as a continuous process to identify, prevent, mitigate, monitor, and account for the risks and impacts of business activities on Human Rights.

I request that Vale provide on its platforms or to us shareholders how it has carried out Due Diligence and what measures it has taken to prevent or mitigate rights violations in its operations and by its partners involved in the production and logistics chain.

The uncertainty on these points, which constitute a non-compliance with international principles on human rights and businesses and a lack of respect for the company's values, leads to legal insecurity for investors.

For these reasons, I disapprove the management report and financial statements for the 2023 fiscal year, currently under consideration.

Finally, I request that this voting statement, in its Portuguese and English versions, be duly numbered, authenticated, and filed with the minutes of this meeting, as provided for in the Corporation Law, article 130, § 1st., "a" and "b".

I await a written response to these considerations within a period not exceeding 30 (thirty) days.

Maju do Nascimento Silva
CPF 432245123-34

ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF VALE S.A. 2024

Rio de Janeiro, April 26, 2024.

LACK OF TRANSPARENCY IN ACCIDENT DATA DISCLOSURE AND INVESTIGATION.

I vote for the NON-approval of the 2023 Management Report.

Specific Point: Under the topic "Our Sustainability" concerning social data.

I hereby declare my vote of non-approval of the management report and financial statements for the fiscal year 2023 for the following reasons:

As a shareholder and investor in this company, it is in my interest to obtain clear and objective information regarding the safety of the company's operations from both an occupational standpoint and the risk to third parties. As observed in recent years, there is a significant variation in share values as accidents related to the company's operations are reported. Let me explain.

On page 31 of the administrative report, data on accidents involving community members are presented. According to the company, in 2023, there were 105 accidents involving community members resulting in 11 fatalities - 31% fewer compared to 2022 - and 115 non-fatal injuries. The company reports a general increase of 18% from 2022 to 2023, considering both fatal and non-fatal injuries. The concern here lies in how these accident investigations are conducted, what measures are being taken to prevent them, and how the company reports to regulatory agencies, such as the National Land Transportation Agency (ANTT).

Taking a closer look at accidents related to the company's operations, on the Carajás Railroad, a logistical structure used by Vale S/A for iron ore transportation for export between the states of Pará and Maranhão, there were 37 cases of collisions recorded

between 2018 and 2022, according to ANTT data, which is very concerning considering the numerous communities along the railway[1].

From 2018 to 2022, the average number of collisions on the Carajás Railroad was 7.4 per year, which, compared to the average of the previous five years (2013-2017), which was 6.2 per year, represents an increase of 16.2%. The railway concessionaire is required to report accident information according to the Agency's own resolution, yet it is limited to numbers only, without detailing the investigation process, causes, or safety measures taken.

Thus, it is not transparent how the company handles these cases or how it intends to prevent them from recurring.

In cities with dam structures, the same lack of transparency and insecurity is observed regarding investigations and measures to ensure that cases of rupture, such as those in Mariana and Brumadinho, Minas Gerais, are not repeated. On the contrary, a real dam terrorism has been created, putting people in their territories in a constant state of alert, causing great fear and often leading them to leave their territories, resulting in reported illnesses.

Vale S.A. claims full compliance with the Global Industry Standard for Tailings Management (GISTM) for all tailings storage facilities (TSFs) and has completed 43% of the Tailings Dam Decommissioning Program since 2019, totaling 13 structures eliminated. However, according to studies and news reports, there are still 38 upstream dams, three of which are at the highest level of emergency, and according to state law, the requirement was for all dams to be decommissioned by February 2022, which was not met, and the company was fined R$425 million, signing an agreement extending the deadline until 2035[2].

Thus, there is a situation of extreme fragility, unpredictability, and, above all, lack of transparency with society as a whole, affected communities and territories, as well as

[1] https://dados.antt.gov.br/dataset/relatorio-de-acompanhamento-de-acidentes-ferroviarios-raaf
[2] https://g1.globo.com/mg/minas-gerais/noticia/2024/02/28/minas-gerais-ainda-tem-38-barragens-a-montante-tres-estao-em-nivel-maximo-de-emergencia.ghtml

with shareholders, who find themselves in a precarious situation of legal security of business.

Given this scenario, the company is questioned:

1 - Does Vale S/A have platforms that provide access to accident investigations?
2 - Does Vale S/A have a safety plan to achieve zero accidents involving community members?

3 - Thinking about Respect for communities, how are they informed and have their interests respected regarding reports of insecurity and accidents that occur in their territories due to the company's operations or companies linked to its production chain?

Therefore, due to the lack of transparency about future investments and the dissonance with its values and guidelines, I disapprove the management report and financial statements for the 2023 fiscal year, currently under consideration.

Finally, I request that this voting statement in both Portuguese and English versions be properly numbered, authenticated, and filed with the minutes of this meeting, as provided for in the Corporations Law (Federal Law No. 6404/1976), article 130, § 1st., "a" and "b".

I await a written response to these considerations within a period not exceeding 30 (thirty) days.

Procuradora: Fernanda Souto Rodrigues OAB/MA 20.117- CPF 017.523.493-00) representando Marlene Mateus de Sousa, CPF: 147.791.638-54.

gov.br Documento assinado digitalmente
FERNANDA SOUTO RODRIGUES
Data: 19/04/2024 10:31:18-0300
Verifique em https://validar.iti.gov.br

I vote for the REJECTION of the management report and the financial statements for the fiscal year that ended on December 31, 2023, for the following reasons:

In the 2023 Management Report, Vale presents itself as: "one of the world's largest producers of iron ore, copper, and nickel" (p.4), whose purpose, values, and strategic pillars are guided by "a strategy and sound values, we strive to evolve daily while putting people at the center of our decisions. Throughout our journey, we put safety first, learn from our mistakes, and act always act with transparency". In bullet points, they reinforce the message with "• Life matters most; • Act with integrity • Value the people who build our company; • Make it happen • Respect our planet and community (p.8).

These statements do not align with reality. What we observe is several acts of violence suffered by the communities living in areas where the company has investments; the lack of dialogue or community consultation; and the irreversible damages resulting from the crimes committed against the environment, disguised by discourse of "sustainable mining."

In the aforementioned report, namely on page 19, it is announced the creation of Vale Base Metals ("VBM") in 2023, a holding company with an estimated US$ 26 billion of enterprise value. This business core consists of nickel mining and processing for the production of electric vehicles batteries, among other uses. The report lists the positive points of the so-called energy transition and its critical minerals, which the company classifies as a unique and irreplicable business, along with iron ore production. This so-called energy transition has just led to a global race for renewable energy sources.

With VBM, Vale positions itself as a leader in this global market, expected to grow in the coming decades. However, it is important to note that this suppose "sustainable" mining from a socio-environmental perspective, shielded by the energy transition narrative, is not different from the traditional mining that focuses on the appropriation and exploitation of the natural resources, removing the material conditions and livelihoods of the people and traditional communities that historically occupy the territories where these metals are found, leading to an increase in conflicts.

Currently, the Brazilian company Vale SA is the largest shareholder of PT Vale Indonesia Tbk, holding 43% of its shares. Even amid the process of the General Principles Agreement to fulfill the divestment obligation of PT Vale Indonesia Tbk (PTVI), in which Vale Canada Limited will hold 33.9% of the shares issued by PTVI.

Since the start of the nickel exploration project in the Southeast of the island of Sulawesi, in the Pomalaa region, the residents have been denouncing the harms caused to the environment and the local population[1]. The expansion plans for the PT Vale Indonesia mine, in the Tanamalia Block, will destroy 4,239.8 hectares of pepper plantations owned by local farmers who have planted and cared for that land for over 20 years, which is the livelihood for 3,342 farmers in the Loeha, Rante Angin, Masiku, Bantilang, and Tokalimbo villages.

Contrary to what the company preaches as social and environmental responsibility, in the name of "sustainable mining," the consequences of nickel mining in Indonesia will be evictions, impoverishment, forests destruction, pollution of rivers and lakes, intimidation, repression by the State, and other human rights violations that can cause extreme poverty for

[1] We can observe the reports of complaints from residents of the territory through the accounts of community members about the daily violence committed by Vale, in Episode #18 of the Vozes que Vale(M) podcast!: https://atingidosvale.com/comunidades-da-indonesia-pedem-ajuda-ao-brasil-para-impedir-violacoes-da-vale/

Este documento foi assinado digitalmente por Morgana Meirellys Queiroz Fernandes.
Para verificar as assinaturas vá ao site https://oab.portaldeassinaturas.com.br:443 e utilize o código 8824-3B3E-BA28-8353.

farmers, especially women and children at the Tanamalia Block (PT Vale Indonesia Tbk mining area).

The literature on biodiversity compensation and energy transition indicates that, in addition to the conflicts that has been causing, these policies and projects mainly serve to support the extractivist capitalism, thus guaranteeing its continuity and intensification, now in the name of the climate.

Regarding Vale's discourse on climate change, the company relies on the notion of a positive net impact and biodiversity compensation to counteract mining negative impacts. Ultimately, it tries to convey the idea that mining protects natural resources and, despite the impacts, the benefits generated by mining outweigh the losses in biodiversity.

However, this is not what we observe when in the expansion of nickel mining at the Tanamalia Block, that is causing suffering for the Loeha Raya population now and for future generations, as well as for other economic actors, such as pepper collectors, fertilizer distributors, and traders.

Here we reiterate the complaint made in 2022, in which the studies conducted by WALHI Southeast Sulawesi[2] demonstrated that the environmental impact of nickel mining is very visible in Pomalaa. Also, the investigation results from October 2022 confirmed that the toxic pollution occurred in the areas surrounding the nickel projects. There were significant pollution levels with hexavalent or total chromium exceeding the safety standards (0.021-0.124 mg/L) found in the Oko-Oko River, which has long served as the community water source, including irrigation for rice fields in the village of Lamedai, Tanggetada District, Kolaka (adjacent to the Pomalaa district).

Although the Oko-Oko River pollution has been a result of illegal nickel mining activities by unidentified companies, the PT Vale Indonesia concession area covering 20,286 hectares (in the Pomalaa and Baula districts, Kolaka) is also located in the upper part of the Oko-Oko River. Once a large mining operation begins in the PTVI concession area, due to the operation of the new HPAL plant, toxic damage to the Oko-Oko River may become even worse, considering the previous operation of PTVI in other areas.

Vale's responsibility for toxic pollution (particularly hexavalent chromium) already caused in the rivers and water used by the community, serving the nickel mining project and smelters of PT Vale Indonesia (PTVI) is evident. Hexavalent chromium, which is a known carcinogen that causes damage to the liver and skin, was found in high concentrations around the nickel projects of PTVI.

PTVI extracts lateritic nickel ore (within the concession area of 70,566 hectares in East Luwu) and transforms it into nickel matte (the average production volume per year is 75,000 tons). Hexavalent chromium Cr(VI) is known as a toxic and carcinogenic heavy metal, and international and national water quality standards for hexavalent or total chromium have been established:

- Guidelines for Drinking Water Quality by the World Health Organization (WHO)[3]

[2] https://walhisulsel.or.id/3759-official-statement-of-the-people-negatively-affected-by-nickel-production-and-the-sulawesi-alliance-relating-to-the-g20-summit-meeting-in-nusa-dua-bali/#:~:text=To%20save%20the%20remaining%20rainforests,nickel%20industries%2C%20call%20on%20the

https://cri.org/reports/nickel-unearthed/

[3] https://www.who.int/teams/environment-climate-change-and-health/water-sanitation-and-health/water-safety-and-quality/drinking-water-quality-guidelines

Este documento foi assinado digitalmente por Morgana Meirellys Queiroz Fernandes.
Para verificar as assinaturas vá ao site https://oab.portaldeassinaturas.com.br:443 e utilize o código 8824-3B3E-BA28-8353.

- Total chromium reference value: 0.05 mg/L
- Water quality standards for rivers/lakes etc. by the Indonesian government[4]
- Standard value for Cr(VI) for drinking water: 0.05 mg/L
- Standard value for Cr(VI) for irrigation water and cultivation in freshwater fish ponds: 0.05 mg/L
- Environmental quality standards for human health[5] and drinking water quality[6] standards by the Japanese government
- Standard value for Cr(VI): 0.02 mg/L

In communities neighboring PTVI's nickel projects, levels of Cr(VI) exceeding the mentioned water standards have been signaled, as described below.

Water quality tests were conducted in July and October 2022 and January 2023, in Sorowako. Hexavalent or total chromium exceeding the aforementioned water standards was found in the Lawewu River, nickel village (formerly Sorowako), Nuha District (0.031–0.144 mg/L), and in the community water source in Asuli Village, Towuti District (0.110 mg/L). This heavy metal pollution is caused by nickel mining activities in the PTVI concession area.

Since 2017, when PTVI began expanding its mining operation in the area, the color of the spring water has changed to brown, and the amount of water coming out is unstable. Additionally, Cr(VI) exceeding WHO standards was found when water tests were conducted in October 2022.

Since the complaints made in the 2023 General Members Assembly, one year has passed, and Vale has only focused its efforts on expanding nickel exploration. Even with numerous studies produced by the community, demonstrating socio-environmental degradation and denouncing imminent risks, the company refuses to dialogue with the local community.

We repudiate the announcement that Transition Metals, PTVI and the Chinese Zhejiang Huayou Cobalt Co. signed an agreement with the global carmaker Ford Motor Co. for the Pomalaa project development in Indonesia, in which the company indicates a tripartite collaboration that will allow advances in more sustainable nickel production in Indonesia, in addition to the reduction cost of electric vehicles batteries (p.20). This is an initiative without any dialogue with the affected community, which is already sick from the consequences of this predatory extractivism, that cannot be self-claim to be sustainable.

Finally, I request that this voting statement be duly numbered, authenticated, and filed together with the minutes of this assembly, as provided for in Law No. 6.404/1976 – Corporation Law, article 130, § 1, "a" and "b"; and that the written response to these considerations and inquiries does not exceed the deadline of 30 (thirty) consecutive days, in two languages (Portuguese and English).

Procuradora MORGANA MEIRELLYS QUEIROZ FERNANDES, (OAB/MA 18.298 - CPF 058.536.473-77) representando LUCIANA TASSE FERREIRA , CPF: 130.605.827-93.

[4] https://jdih.setkab.go.id/PUUdoc/176367/Lampiran_VI_Salinan_PP_Nomor_22_Tahun_2021.pdf
[5] https://www.env.go.jp/content/000077408.pdf ; https://enviliance.com/regions/east-asia/jp/report_4557
[6] https://www.mhlw.go.jp/stf/seisakunitsuite/bunya/topics/bukyoku/kenkou/suido/kijun/kijunchi.html#01

Este documento foi assinado digitalmente por Morgana Meirellys Queiroz Fernandes.
Para verificar as assinaturas vá ao site https://oab.portaldeassinaturas.com.br:443 e utilize o código 8824-3B3E-BA28-8353.

PROTOCOLO DE ASSINATURA(S)

O documento acima foi proposto para assinatura digital na plataforma Portal OAB. Para verificar as assinaturas clique no link: https://oab.portaldeassinaturas.com.br/Verificar/8824-3B3E-BA28-8353 ou vá até o site https://oab.portaldeassinaturas.com.br:443 e utilize o código abaixo para verificar se este documento é válido.

Código para verificação: 8824-3B3E-BA28-8353

Hash do Documento

5AF736A74E8F490F7FE8B39D3F3EA2F8EC0C746215C9573D838063FCA2325B9E

O(s) nome(s) indicado(s) para assinatura, bem como seu(s) status em 19/04/2024 é(são) :

Morgana Meirellys Queiroz Fernandes - 058.536.473-77 em 19/04/2024 16:56 UTC-03:00

Tipo: Certificado Digital